UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Tetsuya Kubo
	Name:	Tetsuya Kubo
	Title:	Representative Director

Date:    February 14, 2013

Capital Ratio as of December 31, 2012

TOKYO, February 14, 2013 — Sumitomo Mitsui Financial Group, Inc. announced today capital ratios and the related information as of December 31, 2012.

I.    Sumitomo Mitsui Financial Group (on a consolidated basis)

(Billions of yen, except ratios)
		December 31,		March 31,	September 30,
		2012	Change	2012	2012
(1)	Capital ratio	17.09%	0.16%	16.93%	17.63%
	Tier I ratio	12.81%	0.53%	12.28%	13.18%
(2)	Tier I	¥ 6,800.4	¥ 528.1	¥ 6,272.3	¥ 6,506.3
(3)	Tier II	2,667.3	(103.8)	2,771.1	2,588.3
(4)	Subtraction items	397.1	(2.5)	399.6	390.5
(5)	Total capital (2) + (3) - (4)	9,070.6	426.8	8,643.8	8,704.2
(6)	Risk-adjusted assets	53,068.1	2,024.9	51,043.2	49,344.8
(7)	Required capital (6) X 8%	4,245.4	162.0	4,083.5	3,947.6
II. Sumitomo Mitsui Banking Corporation (on a consolidated basis) (Billions of yen, except ratios)
		December 31,		March 31,	September 30,
		2012	Change	2012	2012
(1)	Capital ratio	20.04%	0.41%	19.63%	20.90%
	Tier I ratio	15.03%	0.72%	14.31%	15.66%
(2)	Tier I	¥ 6,943.8	¥ 345.0	¥ 6,598.8	¥ 6,702.0
(3)	Tier II	2,605.8	(104.3)	2,710.2	2,526.4
(4)	Subtraction items	292.6	34.0	258.6	285.9
(5)	Total capital (2) + (3) - (4)	9,257.1	206.7	9,050.4	8,942.5
(6)	Risk-adjusted assets	46,181.7	86.1	46,095.5	42,784.0
(7)	Required capital (6) X 8%	3,694.5	6.9	3,687.6	3,422.7
III. Sumitomo Mitsui Banking Corporation (on a non-consolidated basis) (Billions of yen, except ratios)
		December 31,		March 31,	September 30,
		2012	Change	2012	2012
(1)	Capital ratio	21.90%	(0.01)%	21.91%	23.05%
	Tier I ratio	16.58%	0.39%	16.19%	17.46%
(2)	Tier I	¥ 6,714.3	¥ 312.6	¥ 6,401.7	¥ 6,480.1
(3)	Tier II	2,453.3	(110.1)	2,563.4	2,382.6
(4)	Subtraction items	299.3	(6.2)	305.5	306.2
(5)	Total capital (2) + (3) - (4)	8,868.3	208.7	8,659.6	8,556.4
(6)	Risk-adjusted assets	40,487.8	968.8	39,519.0	37,111.5
(7)	Required capital (6) X 8%	3,239.0	77.5	3,161.5	2,968.9